Exhibit 99.4

Paris, September 24, 2014

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Energy Ventures Invests in NexSteppe

Total Energy Ventures, the venture capital arm of French energy company Total, is investing in NexSteppe, a startup that specializes in tailoring sorghum seeds for biopower, biofuel and biobased products.

Founded in 2010 in California, NexSteppe uses non-GMO hybridization techniques to develop and market sorghum seeds to supply fermentable sugars and lignocellulosic biomass to biobased industries. Its seed innovation capacity has considerable potential to make available — on a competitive, sustainable basis — bioresources that do not compete with food crops. Total has taken an interest in the startup with a view to expanding its R&D activities and facilitating its expansion in the biofuel and bioproduct segment.

Total Energy Ventures will sit on the company’s Board of Directors as an observer.

The acquisition of an interest in NexSteppe marks Total Energy Ventures’ eighteenth investment since its creation in 2008.

About Total Energy Ventures

Total Energy Ventures is the corporate venture arm of French energy company Total. In the spirit of open innovation, its minority investments support the development of companies with innovative technologies and business models in areas such as: renewable and alternative energies, oil and gas, energy efficiency, energy storage, waste recycling and recovery, greenhouse gas reduction, industrial water and sustainable transportation.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow.

www.total.com